Exhibit 14
MAGELLAN PETROLEUM CORPORATION
STANDARDS OF CONDUCT
GENERAL PRINCIPLES
      These Standards of Conduct (“Standards”) for Magellan Petroleum Corporation (the “Company”) are designed to provide employees with “Company” guidelines for dealing with fellow employees, customers, vendors, shareholders, competitors, the communities where we work, conflicts of interest and trading in the Company’s securities.

Business Ethics
      It is the policy of the Company that all employees and agents of the Company maintain the highest ethical standards and comply with all applicable legal requirements when conducting business in United States and any other country.

Employees
      We are committed to maintaining employment practices based on equal opportunity for all employees. We will respect each other’s privacy and treat each other with dignity and respect. We are committed to providing a safe working environment and an atmosphere of open communication for all employees. Contract personnel temporarily employed by the Company to (i) address increases in workload in a given area and/or (ii) works on a particular project are not full time Company employees. However, unless otherwise indicated, for purpose of these Standards of Conduct, the term “employees” or “representatives” shall include both Company employees and contract personnel.

Shareholders
      We are committed to provide an excellent return on the investment of our shareholders in the Company and to protect and improve the value of their investment through the prudent utilization of Company resources.

Competitors
      We are committed to competing vigorously and honestly in the oil and gas exploration and production industry. Our efforts will be based on the merits of our competitive ability.

Communities
      We are committed to being a responsible corporate citizen of the communities in which we reside. We will abide by all national and local laws, and will endeavor to improve the well being of our communities.
STANDARDS OF CONDUCT

Introduction
      Our Standards of Conduct govern our business decisions and actions. The integrity, reputation, and profitability of the Company ultimately depend upon the individual actions of our employees and representatives. Each employee is personally responsible and accountable for compliance with our Standards. In addition, any representative, consultant or agent utilized by the Company shall be prohibited from acting on our behalf in any manner, which is inconsistent with our Standards of Conduct.
      These Standards of Conduct serve to assist in defining our ethical principles, and are not all encompassing. The Standards must be interpreted within the framework of the laws and customs of the jurisdictions in which we operate, as well as in light of specific company policies and common sense. Reasons such as “everyone does it,” or “the competition is doing it,” or “it’s not illegal” are unacceptable as excuses for violating our Standards. We must seek to avoid circumstances and actions that give the appearance of impropriety. These Standards of Conduct will be enforced equitably.

Business Ethics
      It is the policy of the Company and its subsidiaries that all employees and agents of the Company maintain the highest ethical standards and comply with all applicable legal requirements when conducting business in the United States and any other country.

Business and Accounting Practices
      Compliance with generally accepted accounting rules and established internal controls are required at all times.
      The use of assets of the Company for any unlawful or improper purpose is strictly prohibited.
      Purchasers, vendors, royalty owners, joint interest owners and other third party entities shall be honestly and fairly dealt with, and employees shall conduct business with such parties in a manner that will not impugn or jeopardize the Company’s integrity or reputation.
      No payment on behalf of the Company shall be approved without adequate supporting documentation. Also, no payment shall be made with the intention or understanding that any part of such payment is to be used for any purpose other than that described by the documents supporting the payment.

Political Contributions

Federal, State, and Local Contributions
      No funds or assets of the Company shall be used for federal political campaign contributions. No such funds or assets shall be used for state or local political contributions, even where permitted by applicable State or local laws.
      These prohibitions cover not only direct contributions but also indirect assistance or support of candidates or political parties through the purchase of tickets to special dinners or other fund raising events. Also prohibited is the furnishing of any goods, services or equipment to political parties or committees.

Foreign Contributions
      No funds or assets of the Company shall be used, directly or indirectly, for political contributions outside of the United States, even where permitted by local laws.

Payments and Gifts to Government Officials or Employees
      No funds or assets of the Company shall be paid, loaned, given or otherwise transferred, directly or indirectly, to any federal, state, local or foreign government official, employee or to any entity in which the government official or employee is known to have a material interest, except in accordance with the following practices and procedures.

Legitimate Business Transactions
      The Company shall enter into no transaction with any official, employee or entity except for a legitimate business purpose and upon terms and conditions which are fair and reasonable under the circumstances.

Retention as Attorneys or Consultants
      No government official or employee shall be retained by the Company to perform legal, consulting or other services related to a matter within the scope of his or her official duties or the duties and responsibilities of the governmental body of which he or she is an official or employee.

Social Amenities, Gifts and Entertainment
      Under no circumstance shall the Company’s relations with government officials and employees be conducted in any manner which would subject the Company to embarrassment or reproach if publicly disclosed.
      No gifts of substantial value shall be offered or made and no lavish entertainment shall be offered or furnished to any government official or employee. Social amenities, reasonable entertainment and other courtesies may be extended to government officials or employees only to the extent clearly appropriate under applicable customs and practices.
      Any expenses incurred by a Company employee in connection therewith shall be specifically designated as such on the employee’s related expense account and specifically reviewed and approved by the employee’s immediate supervisor.

Foreign Transactions and Payments
      Having due regard for and recognition of the responsibilities arising from and attendant to international operations, it is the Company’s policy that all of its employees and agents shall comply with the ethical standards and applicable legal requirements of each foreign country in which Company business is conducted.

Foreign Deposits and Accounts
      All accounts established and maintained abroad by the Company shall be clearly identified on the Company’s books and records in the name of the Company.
      All cash payments received abroad by the Company shall be promptly recorded on the Company’s books of account and deposited in an account maintained with a bank or other institution approved by the Company’s principal financial officer. No funds shall be maintained abroad by the Company in the form of negotiable currency except to the extent reasonably required for normal business operations.

Sales and Purchases of Goods or Services Abroad
      All payments and billings for goods or services abroad shall be made in such a manner that public disclosure of the full details thereof will not impugn or jeopardize the Company’s integrity or reputation.
      Foreign sales of goods or services by the Company shall be billed to the purchaser by written invoice setting forth, in reasonable detail, the goods or services involved and the correct amounts due the Company. Any amount billed subject to refund shall be separately identified on such invoice.
      Each payment by the Company for goods or services purchased abroad shall be supported by documentation reflecting the purpose and nature of such payment. All payments of fees and commissions to attorneys, consultants, advisors, agents, dealers and representatives shall be made by check, draft or other documentary transfer drawn to the order of the party duly entitled thereto and shall be made under written contract except where services are routine in nature and arise out of the Company’s ordinary course of business.
      No payment shall be made directly to an account maintained by a party in a country other than that in which such party resides or maintains a place of business or has rendered the services for which the payment is made, except under circumstances giving no reasonable grounds for belief that the Company would thereby violate any local income tax or exchange control laws.
EMPLOYEES

Equal Employment Opportunity
      It is our policy to afford equal employment opportunities to all qualified individuals in all aspects of the employment relationship.

Employee Development
      The Company is dedicated to promoting the development and enhancement of work-related skills of full time employees. The Company expects each full time employee to play an important role in assessing his or her training and development needs and, if there is a concern such needs are not being met, to discuss the same with his or her manager/supervisor.

Workplace Environment
      The Company is committed to providing its employees with a safe employment environment, free from discrimination or harassment and conducive to productive work.

Sexual and Other Unlawful Harassment
      It is the policy of the Company to treat all employees with respect and dignity. The Company prohibits any form of harassment including harassment based on an employee’s sex, race, national origin, religion, age, and disability.
      Harassment is verbal or physical conduct that denigrates or shows hostility or aversion toward an individual because of his/her race, color, religion, gender, national origin, age, or disability, or that of his/her relatives, friends, or associates, and that: (1) has the purpose or effect of creating an intimidating, hostile, or offensive working environment; (2) has the purpose or effect of unreasonably interfering with an individual’s work performance; or (3) otherwise adversely affects an individual’s employment opportunities.
      Unwelcome sexual advances and/or requests for sexual favors constitute sexual harassment when: submission to such conduct is made either explicitly or implicitly a term or condition of an individual’s employment, or submission to, or rejection of, such conduct by an individual is used as a basis for employment decisions affecting such individual. Other sexually harassing conduct includes (1) unwelcome sexual flirtations, advances or propositions (2) verbal or written abuse of a sexual nature (3) graphic, verbal or written comments about an individual’s body (4) sexually degrading words used to describe an individual; and (5) the display, in our workplace, of sexually suggestive objects or pictures.
      Any person who believes he or she has been or is being subjected to harassment based on his or her sex, race, national origin, religion, age or disability, should bring the matter to the attention of his or her supervisor/manager, or, if that supervisor/manager is involved in the harassment, the President of the Company. Any person who believes that unlawful harassment has occurred or is occurring should promptly report such conduct to one of the above persons regardless of the position of the offending person. Reports should be made as soon as possible (usually within 24 hours) to enable the Company to facilitate prompt and thorough investigations and enable the Company to eradicate harassment. Employees should not wait for a situation to become worse or unbearable before making a report.
      All complaints will be promptly investigated. It is intended that the privacy of the persons involved will be protected, except to the extent necessary to conduct a proper investigation.
      If the investigation substantiates that the complaint is valid, immediate corrective action designed to stop the harassment and prevent its reoccurrence will be taken. Such corrective action may, in appropriate instances, include discipline (up to and including discharge) of the offending person.
      Any person who believes she or he has been or is being subjected to harassment, or who believes she or he has observed harassment, and who reports the matter pursuant to this policy, shall not be retaliated against or adversely treated, with respect to terms and conditions of employment, because of the making of the report.
      All supervisors and managers have the responsibility to eliminate all harassing behavior. This responsibility includes communicating the Company’s anti-harassment policy, educating all employees under their supervision about the policy and how to use it, and enforcing the policy.

Drug and Alcohol Abuse
      Drug abuse in the workplace is strictly prohibited. Furthermore, employees are required to report to work free from the presence of illegal or prohibited drugs in their body systems. Alcohol use by employees on the job is also prohibited.

Communication
      The Company is committed to providing communication channels that encourage self-expression and open dialog relative to responsible opinions, attitudes and concerns. The Company is also committed to follow-up on those expressions and to ensure proper management response. Each employee is encouraged and expected to direct his or her questions or concerns regarding the Standards of Conduct and their application to the affairs of the Company to his or her supervisor/manager or to the President of the Company.

Conflicts of Interest
      The term “conflict of interest” describes any circumstance that could cast doubt on our ability to act with total objectivity with regard to the Company’s interests. All employees must deal with vendors, customers and others doing business with the Company in a manner that avoids even the appearance of conflict between personal interests and those of the Company.
      Although it is impossible to list all potential conflict of interest situations, the following examples represent a few situations where a conflict of interest could arise:

•	A direct or indirect financial interest in any business or organization which is a Company vendor or competitor, if the employee can influence decisions with respect to the Company’s business with such organization.

•	Serving on the Board of Directors or employment in any capacity with any vendor, competitor or customer of the Company.

•	Use of any Company asset for the employee’s personal advantage. Examples of such assets include not only equipment, tools and supplies, but also valuable ideas, technical data and other confidential information.
      Relationships, including business, financial, personal, and those with relatives may give rise to situations causing conflicts of interest or the appearance of a conflict. Employees shall carefully evaluate their relationships as they relate to Company business to ensure that such conflicts do not exist or arise. To avoid conflicts of interest:

•	Employees shall not have undisclosed financial interests in any businesses that compete or deal with the Company.

•	Employees shall not perform services in competition with the Company.

•	Employees shall not accept gifts of any form from individuals or business enterprises that deal with the Company. Gifts of nominal value (less than $100) and social invitations, if they do not place the recipients under any obligation, are acceptable.

•	While employees are encouraged to participate in philanthropic, professional and community organizations, they must ensure that the manner of their participation in a particular organization does not imply the Company’s endorsement or sponsorship.

•	A full time employee shall obtain the approval of his or her supervisor/manager before serving as a trustee, regent, director, or officer of a philanthropic, professional, national, regional, or community organization or educational institution. This policy applies where significant time spent in support of these functions may interfere with time that should be devoted to the Company’s business.

•	Employees shall not sell or lease equipment, materials or property to the Company without appropriate corporate authority.

•	Employees shall purchase Company equipment, materials or property only on terms available to the general public.

•	Employees shall not use other Company employees to perform non-Company work.
      The Company recognizes that the exercise of judgment is required in determining the applicability of the conflicts of interest policy to any given situation. Primary responsibility for conduct within the letter and spirit of this policy must rest with each employee.

Antitrust Compliance
      The Company is committed to abiding by the antitrust laws of every jurisdiction in which the Company does business. Every employee is responsible for compliance with the applicable antitrust laws.
      Employees should seek legal advice from the Company’s Legal Counsel whenever any question arises as to the possible application of the antitrust laws, and be guided by the advice received.

Consultants, Representatives, Agents, Contractors and Subcontractors
      Consultants, representatives, agents and subcontractors of the Company must not act on the Company’s behalf in any manner, which is inconsistent with our Standards of Conduct.

Vendors
      It is our policy to purchase all equipment and services on the basis of competitive pricing and/or merit. Company vendors will be treated with integrity and without discrimination.

Gift Giving and Receiving
      Employees should not accept gifts, gratuities or entertainment from existing or potential vendors or clients or anyone in business with the Company if acceptance of such gift could be perceived as having influence over the employee’s decisions regarding company business. Any gift valued in excess of $100 shall be the property of the Company and shall be reported to the employee’s supervisor/manager.
      Employees should not give or offer to give gifts, favors or entertainment to anyone at the Company’s expense unless such gift is in accordance with accepted business practice and approved in advance by the employee’s supervisor.
SHAREHOLDERS

Return on Investment
      The Company’s main objectives are to earn a profit, in an ethical manner, and to provide a consistent return on Shareholder investment, given the standards and general condition of the oil and gas industry in the Company’s areas of operation.

Protection of Assets — Confidentiality
      Every employee is responsible for the proper use, conservation and protection of the Company’s assets.
      Employees frequently have access to the intellectual property of the Company such as business, geological, geophysical and other technical information, including computer programs and oil and gas production data. Employees should avoid misuse or disclosure of “confidential information” pertaining to the business affairs of the Company. Confidential information is private information about the Company and its program participants or other entities that are subject to a confidentiality agreement with the Company. Examples include:

•	Information pertaining to drilling programs or wells drilled by the Company.

•	Information about acquisitions, mergers or other purchases or sales of oil and gas properties or technology.

•	Financial information including historical, current and projected financial results, unless publicly announced.

•	Information about future plans or changes in the Company’s operations.

•	Information about liquidity, borrowings, security offerings or changes in previously disclosed financial information.

•	Changes in management.

•	Information about significant litigation.
      All employees should assume that any of the type of information listed above that is received from an outside company or individual has been disclosed on condition that it is kept confidential, whether or not there exists a written confidentiality agreement.
      Employees should not disclose confidential information to anyone except those employees or authorized representatives who have a “need to know.” Precautions should be taken to avoid inadvertent disclosure. Examples of precautions, which should be taken to avoid inadvertent disclosure, include:

•	Avoiding discussion of confidential information in public places.

•	Keeping sensitive documents in secure areas, in envelopes or folders marked “confidential” where appropriate.

•	Ensuring that documents are not left in non-secure locations such as photocopy room or at the facsimile machine.

•	Employees, who receive information about a company as a result of the Company’s relations with the company, may not trade in the securities of that company until it is certain that this information is available to the public.

Accuracy of Company Records
      Company supervisors/managers are responsible for maintaining an effective system of administrative and accounting controls in their areas of responsibility.
      Internal controls provide the Company with a system of “checks and balances” to help insure that administrative and accounting policies are complied with throughout the organization. In addition to being necessary and good business practice, this policy promotes compliance with the applicable securities laws.
      Administrative controls promote organizational effectiveness and help establish a uniform direction for employee efforts by ensuring adherence to Company policies. Accounting controls safeguard Company assets and ensure the reliability of Company records.
      In administering the system of internal control, supervisors should communicate to their subordinates all Company policies that apply to their job; the supervisors should also show leadership in adhering to the policies and enforcing them. Reasonable procedures for carrying out Company policies and preventing deviations should be established. In keeping with the Company’s management style, supervisors have considerable discretion in developing these procedures, which should be kept to a minimum within the spirit of the requirements of this policy. If deviations from policy do occur, appropriate (i.e., fair, but firm) disciplinary action may be necessary.
      In carrying out their responsibility for administering accounting controls, supervisors must assure that:

•	Business transactions of all kinds are executed by employees authorized to do so.

•	Access to assets of all kinds (e.g., cash, inventory, property, etc.) is permitted only with authorization by appropriate management levels.

•	Business transactions are reported as necessary to (a) permit preparation of accurate financial and other records and (b) clearly reflect the responsibility for assets.

•	Records identifying the responsibility for assets are compared with actual assets at reasonable intervals. Appropriate action must be taken if there are discrepancies.
      Supervisors should ensure that records are timely made and accurately and fairly represent all business transactions. This means that:

•	All assets and transactions must be recorded in normal books and records.

•	No unrecorded funds shall be established or maintained for any purpose.

•	Records shall not be falsified in any manner.

•	Anyone with knowledge of inaccurate or false records must promptly report them to the principal financial officer.
      Oral and written descriptions of transactions, whether completed or contemplated, must be full and accurate. Special care must be exercised in describing transactions to those responsible for the preparation or verification of financial records to avoid any misleading inferences.
      The retention or disposal of Company records shall be in accordance with established policies and/or legal requirements.

Insider Trading
      All employees and directors of the Company must adhere to the Company’s “INSIDER TRADING AND DISCLOSURE POLICY” and applicable laws and regulations.

Public Reporting
      The Company’s principal executive, financial and accounting officers are responsible for the full, fair, accurate, timely, and understandable disclosure of all information required by applicable law to be so disclosed in reports and documents filed with, or submitted to, the Securities and Exchange Commission and other regulators, and in other public communications made by the Company. All such reports and documents shall be filed in a timely, accurate and complete manner in compliance with applicable laws.

Shareholder Communications
      Our shareholders are the owners of the Company. All Shareholder inquiries pertaining to the Company shall receive prompt response from the Company. Subject to applicable securities laws and the confidentiality requirements of our business, shareholders shall be advised of all significant and material Company events in a timely manner. All employees and directors of the Company must adhere to the Company’s “DISCLOSURE POLICY”.
COMMUNITIES

Health, Safety and Environmental Matters
      The Company will conduct its operations in a manner that safeguards the environment. The Company believes the promotion of health, safety and sound environmental practice to be of fundamental importance to the welfare of the Company, its shareholders and employees. In this regard, the Company has established policies, procedures and plans for the conduct of its operations in compliance with applicable environmental and occupational health and safety laws and regulations which must be complied with by all employees. Communication from employees on health, safety and environmental matters is invited by management and is seen as being a key factor in achieving the Company’s goals.
COMPLIANCE PROCEDURES

Reporting any Illegal or Unethical Behavior
      Employees are encouraged to talk to supervisors or to the Chief Financial Officer about observed illegal or unethical behavior, or when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.

Compliance Procedures
      We must all work to ensure prompt and consistent action against violations of these Standards. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense. If something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor or the Chief Financial Officer. This is the basic guidance for all situations. In many cases, your supervisor or the Chief Financial Officer will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s — or the Chief Financial Officer’s — responsibility to help solve problems.

•	Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor or the Chief Financial Officer, or where you do not feel comfortable approaching your supervisor or the Chief Financial Officer with your question, you should discuss it with the Chairman of the Audit Committee. If that also is not appropriate, contact the Chairman of the Board of Directors at (860) 293-2006 and, if appropriate, you will be put in direct contact with the appropriate assistance. If you prefer to write, address your concerns to: Chairman of the Board of Directors, c/o Magellan Petroleum Corporation, Hartford Square North, 10 Columbus Boulevard, 10th Floor, Hartford, CT 06106.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected to the fullest extent practicable. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

Disciplinary Action
      The matters covered in these Standards are of the utmost importance to the Company, its employees, shareholders and business partners. Compliance with these Standards is essential to the Company’s ability to conduct its business in accordance with its stated values. We expect all employees to adhere to these rules in carrying out their duties for the Company.
      The Company will take appropriate action against any employee, officer or director whose actions are found to violate these policies or any other policies of the Company. Disciplinary actions may include suspensions and/or immediate termination of employment at the Company’s sole discretion. Where the Company has suffered a loss, it may pursue its remedies against the individuals or entities responsible. Where laws have been violated, the Company will cooperate fully with the appropriate authorities.

Waivers of these Standards
      Any waiver of these Standards for officers, directors or employees may be made only by the Board of Directors. Any waivers granted will promptly be publicly disclosed as required by applicable laws or stock exchange regulations.

MAGELLAN PETROLEUM CORPORATION
STANDARDS OF CONDUCT
ISSUED TO:

(employee’s name)

DATE:
ACKNOWLEDGMENT:
      My signature indicates that I have read, understood and accept the Standards of Conduct for the Company and its subsidiaries and agree to comply with these during my employment with the Company.

Full Name:

Signature:

Date: